[Letterhead of Takeda Pharmaceutical Company Limited]

December 18, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Ms. Christine Westbrook

Re:	Takeda Pharmaceutical Company Limited
Registration Statement on Form 20-F (File No. 001-38757)

Dear Ms. Westbrook:

Pursuant to Rule 12d1-2 promulgated under the Securities Exchange Act of 1934, as amended, Takeda Pharmaceutical Company Limited (the “Company”), respectfully requests acceleration of the effectiveness of the above-referenced Registration Statement (the “Registration Statement”), so as to become effective at 4:00 p.m. Eastern time on Friday, December 21, 2018 or as soon as possible thereafter.

The Company has been informed by the New York Stock Exchange (the “NYSE”) that the NYSE will certify to the Commission that American Depositary Shares (the “ADSs”), each representing 1⁄2 shares of common stock of the Company, and the common stock of the Company, no par value (not for trading, but solely in connection with the listing and trading of the ADSs), have been approved by the NYSE for listing and registration.

We understand that The Bank of New York Mellon, as Depositary for securities against which American Depositary Shares are to be issued, has requested that Form F-6 Registration Statement of the Company (File No. 333-228685) be declared effective simultaneously with the Form 20-F, and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended. We concur with that request.

Please do not hesitate to contact Keiji Hatano at Sullivan & Cromwell LLP at (81) 3-3213-6171, with any questions or comments with respect to this letter.

Very truly yours,

By:	/s/ Mitsuhiro Okada
Mitsuhiro Okada
Head of Global Treasury & Finance Management